Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

PROGEN CLOSES ACQUISITION OF CELLGATE, INC

Brisbane, Australia. 7 February 2008. Progen Pharmaceuticals Limited (ASX: PGL; NASDAQ: PGLA) announced today that it has closed the acquisition of Cellgate, Inc in accordance with the Agreement and Plan of Merger announced on 4 February 2008 and through the issuance to Cellgate, Inc of 604,959 ordinary Progen shares.

Effective at closing, Cellgate will operate as Progen Pharmaceuticals, Inc, a wholly owned subsidiary of Progen Pharmaceuticals Limited.

Progen Information:	Media Relations USA:
Linton Burns	Robert D. Stanislaro
Progen Pharmaceuticals Limited	Financial Dynamics
T: +61 7 3842 3333	T: 212-850-5657
E: lintonb@progen-pharma.com	E: robert.stanislaro@fd.com

Media and Investor Relations Australia:	Investor Relations USA:
Cindy Ingram	Evan Smith
Progen Pharmaceuticals Limited	Financial Dynamics
T: +61 7 3842 3333	T: 212-850-5606
E: cindyi@progen-pharma.com	E: evan.smith@fd.com